Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

ISS, GLASS LEWIS RECOMMEND LAKE SHORE GOLD SHAREHOLDERS VOTE FOR BUSINESS COMBINATION WITH TAHOE RESOURCES

TORONTO, ONTARIO -- (Marketwired – March 17, 2016) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced that ISS Proxy Advisory Services ("ISS") and Glass, Lewis & Co. ("Glass Lewis"), two leading independent proxy advisory firms, have recommended that the Company's shareholders vote FOR the Plan of Arrangement (the "Arrangement") through which Tahoe Resources Inc. ("Tahoe Resources" or "Tahoe") will acquire all of the issued and outstanding common shares of the Company (the "Transaction). In their assessment of the Transaction, both ISS and Glass Lewis identified the reasonable strategic rationale for the business combination, implied premium and expected enhancement to trading liquidity and overall capital markets profile of the combined company as factors supporting a FOR recommendation.

Under the terms of the Arrangement, all of the Lake Shore Gold issued and outstanding common shares will be exchanged on the basis of 0.1467 of a Tahoe common share per Lake Shore Gold common share. Upon completion of the Transaction, existing shareholders of Tahoe and Lake Shore Gold will own approximately 74% and 26% of the pro forma company, respectively, on a fully-diluted in-the-money basis.

Tony Makuch, President and CEO of Lake Shore Gold, commented: "The positive recommendation from both ISS and Glass Lewis is a strong endorsement of our proposed combination with Tahoe and supports our view that this transaction is the right move for our company and our shareholders. Going forward, shareholders of the combined company will be owners of a low-cost, free cash flow generating precious metals producer with considerable financial strength, an attractive dividend and a more diversified asset base. It is a company that will offer considerable value today, as well as leverage to further value creation going forward from both organic growth and new business opportunities."

Special Meeting of Shareholders
The transaction is subject to shareholder approval and will be voted on at a Special Meeting of Shareholders to be held on March 31, 2016 at 10:00 am EST at the Sheraton Centre Toronto Hotel, City Hall Room, 2nd Floor, 123 Queen Street West, Toronto, M5H 2M9. Subject to receiving shareholder approval, as well as other required approvals, the transaction is expected to close on or about April 1, 2016.  In advance of the Special Meeting of Shareholders, a Notice of Meeting and Management Information Circular was mailed to shareholders on March 9, 2016.

Shareholder Inquiries
Shareholders having questions about the information contained in the Notice of Meeting or Management Information Circular, or that may require assistance in voting their shares, should contact Lake Shore Gold's proxy solicitation agent, D.F. King, at the contact information set forth below.

D.F. King
Toll free in North America: 1-800-398-2142
Collect outside of North America: 1-201-806-7301
Email: inquiries@dfking.com

About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release relating to the Company's Agreement with Tahoe resources and expected business and financial performance levels are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company's most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
 Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com